2000 NONQUALIFIED STOCK OPTION PLAN OF
                                 VDI MULTIMEDIA
                                 AMENDMENT NO. 1


On May 25 and May 30, 2001, the Board of Directors and Compensation Committee of the Board of Directors, respectively, of VDI MultiMedia adopted the following changes to the 2000 Nonqualified Stock Option Plan (the "Plan").

1. The phrase "except for the provision governing acceleration of options pursuant to a Corporate Transaction (as defined below), in which case the option agreement shall govern" shall be inserted at the end of Section 5(b).

2. The second sentence of Section 6.1.2 of the Plan shall be deleted and replaced by the following:

         "To the extent not previously exercised, all Options shall vest (i) if immediately prior to the consummation of such Corporate Transaction the acquiring company does not assume the options, or (ii) immediately if the option holder is involuntarily terminated (including for "good reason" or "constructive termination") within two years of the change in control. Notwithstanding the provisions of the preceding sentence, the Administrator may, in its sole discretion, terminate all Options immediately prior to the consummation of such Corporate Transaction unless the Administrator determines otherwise in its sole discretion; provided, however, that the Administrator, in its sole discretion, may
         (i) permit exercise of any Options prior to their termination, even if such Options would not otherwise have been exercisable, and (ii) provide that all outstanding Options shall be assumed or an equivalent option substituted by an applicable successor corporation or any Affiliate of the successor corporation in the event of a Corporate Transaction.

3.   The following shall be added as a second paragraph to Section 6.2.2:

         "Notwithstanding the provisions of the preceding paragraph, for each option outstanding as of May 25, 2001 with an exercise price above $3.50 per share, and for all options granted under the Plan after May 30, 2001, if the Participant's employment by the Company terminates as a result of retirement (after age 55 with at least five years of service), death or Total Disability while the Participant is employed by the Company, the Participant's Option shall be exercisable by the Participant or the Participant's Beneficiary, subject to earlier termination pursuant to or as contemplated by the preceding paragraph, during the 36 month period (12 month period in the case of retirement) or such shorter period as is provided in the Award Agreement following the Participant's retirement, death or Total Disability, as to all or any part of the shares of Common Stock covered thereby including all shares as to which the Option would not otherwise be exercisable."

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4.   Section 1 of the Plan shall be deleted and replaced in its entirety by:

         "The purpose of 2000 Nonqualified Stock Option Plan of Point.360 is to promote the success of the Company by providing an additional means to attract and retain key personnel through added long-term incentives for high levels of performance and for significant efforts to improve the financial performance of the Company by granting options to purchase the Company's common stock."

5.   Section 6.2.1(b) is deleted in its entirety.

6. In the first sentence of Section 3, the number "2,000,000" shall be replaced by "1,500,000".